Press Release from the Atlas Copco Group

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[redacted] Canton, Media Relations Manager, Group Communications
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Atlas Copco receives large order from Dutch railway

Stockholm, Sweden, October 14, 2004: Atlas Copco Compressors Nederland has received an order for the delivery of 274 air compressors as well as spare parts for braking systems on trains from Nedtrain/NS Reizigers in the Netherlands. The value of this order amounts to about MEUR 7.9 (MSEK 70).

The equipment supplied will provide increased reliability for the braking systems within Nedtrain/NS Reizigers' trains, which will in turn result in increased availability of their rolling stock. The order is part of an effort to improve services towards customers, the consistent punctuality of trains being a part of this.

"Atlas Copco is proud to have been chosen as the supplier. Our proposed design solution perfectly fitted the needs of the application, and was also the best value proposition to the customer," says Ronnie Leten, President of Atlas Copco's Industrial Air Division.

Fitting of the new braking air compressors will commence in 2004 with deliveries of additional units throughout 2005 and 2006. The equipment to be supplied is part of Atlas Copco Industrial Air division's product range, within the Compressor Technique business area.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

Industrial Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production centre located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of oil injected and oil-free air compressors and Quality Air Solutions used in all kinds of industries. Professional aftermarket support and air monitoring are equally part of the added value product offer. By nature and innovative design Industrial Air provides increased customer value and cares for the environment. More information is available on www.atlascopco.com.